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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

   Landuyt             William                      M.
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   (Last)               (First)                 (Middle)

Millennium Chemicals Inc.
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                                    (Street)

99 Wood Avenue South
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   (City)                           (State)                           (Zip)

Iselin                                 NJ                             08830
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2. Issuer Name and Ticker or Trading Symbol

Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

December 1997
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

           Chairman and Chief Executive Officer

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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
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Common Stock $0.01 par value/share    (1)             J(1)            11          A     (1)        2,887         I        401(k) (1)
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Common Stock $0.01 par value/share    7/1/97          J(1)            24          A     22.1245    3,645         I        401(k)
                                                                                                                          window (2)
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Common Stock $0.01 par value/share    8/18/97         J(1)           350          A     20.6875                  I        401(k)
                                                                                                                          window (2)
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Common Stock $0.01 par value/share    10/1/97         J               28          A     22.1875    4,023         I        401(k)
                                                                                                                          window (2)
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Common Stock $0.01 par value/share                                                               448,053         D       restricted
                                                                                                                          stock (3)
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Common Stock $0.01 par value/share                                                                   885         I        (4)
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Common Stock $0.01 par value/share                                                                 2,090         I        (5)
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Common Stock $0.01 par value/share                                                                16,526         D
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*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of ___

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:
1. Represents the value of the Reporting Persons's Company Stock Fund Account in the Company's 401(k) plan as of December 31, 1997, expressed as share equivalents. As of such date, approximately 96.9% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash. Shares shown acquired (as shown in column 4 - "Amount") were purchased by the Trustee at various prices and times.

2. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of December 31, 1997.

3. Represents shares of restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long Term Stock Incentive Plan as follows:
   (i) 112,013 shares which will vest in equal installments on October 8, 1999, 2000 and 2001, and (ii) 336,040 shares which may vest in equal installments on December 31, 1999, 2000 and 2001 subject to the achievement of perform-ance goals based on a cash flow return on investment formula, 50% of which may be distributed upon vesting and 50% of which may be distributed over a five-year period commencing on the date of vesting.

4. Represents shares held in the name of the Reporting Person's spouse. The Reporting Person disclaims beneficial ownership of such shares.

5. Represents shares held by two trusts created by the Reporting Person for his two children.





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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

                                  Page 2 of ___

(122795DTI)